Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 19, 2014

Relating to Preliminary Prospectus Supplement dated March 10, 2014 and Prospectus dated March 7, 2014

Registration No. 333-192873

AMERICAN EAGLE ENERGY CORPORATION

Common Stock

ISSUER FREE WRITING PROSPECTUS

This free writing prospectus is qualified in its entirety by reference to the preliminary prospectus supplement, dated March 10, 2014, and the amended registration statement on Form S-3 (registration number 333-192873), filed on March 6, 2014. The information in this free writing prospectus supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information therein. Capitalized terms used but not defined in this free writing prospectus have the meanings assigned to them in the preliminary prospectus supplement.

On March 18, 2014, we effected a 1-for-4 reverse stock split of our common stock (the “Reverse Stock Split”). In connection with the Reverse Stock Split, the number of authorized shares of our common stock was reduced by the same ratio from 194,444,445 shares to 48,611,111 shares. All information in this free writing prospectus regarding share amounts and prices reflect the consummation of the Reverse Stock Split.

Issuer:	American Eagle Energy Corporation

Ticker / Exchange:	AMZG / NYSE MKT

Common stock offered by us:	11,000,000 shares, $0.001 par value (or 12,650,000 shares if the underwriters exercise their over-allotment option to purchase additional shares of our common stock in full)

Common stock outstanding immediately after this offering:	28,712,141 shares (or 30,362,141 shares if the underwriters exercise their over-allotment option to purchase additional shares of our common stock in full)(1)

Public offering price:	$6.6000 per share

Price to the Issuer:	$6.2040 per share

Use of proceeds:	We estimate that the net proceeds from this offering will be approximately $67.7 million (or approximately $78.0 million if the underwriters exercise their over-allotment option to purchase additional shares of our common stock in full) after deducting the underwriting discounts and commissions and our estimated expenses. We intend to use the net proceeds from this offering (i) to fund the exercise of our Purchase Option to acquire a portion of our JV partner’s interests in our existing acreage and wells in our Spyglass Area, (ii) to fund a portion of our capital budget for the 12-month period ending December 31, 2014, and (iii) for general corporate purposes, including working capital and additional leasehold acquisitions.

Trade Date:	March 19, 2014

Settlement Date:	March 24, 2014

Sole book-running manager:	Johnson Rice & Company L.L.C.

Senior co-managers:	Northland Capital Markets and Euro Pacific Capital

Co-managers:	Canaccord Genuity and Wunderlich Securities

________________

(1)

The number of shares of common stock to be outstanding after this offering is based on 17,712,141 shares of common stock outstanding as of March 18, 2014 and excludes 1,926,775 shares of common stock issuable upon the exercise of outstanding options and 1,164,739 shares of common stock available for future grant under our 2013 Equity Incentive Plan.

SUMMARY HISTORICAL AND PRO FORMA RESERVE DATA

The following table presents summary data with respect to our estimated net proved oil and natural gas reserves as of the dates indicated. Ryder Scott Company, L.P. (“Ryder Scott”), an independent petroleum engineer, provided its proved reserves report of Ryder Scott engineered reserves as of December 31, 2013 and on a pro forma basis after giving effect to the exercise of our Purchase Option. MHA Petroleum Consultants LLC (“MHA Petroleum”), an independent petroleum engineer, provided its proved reserves report of MHA Petroleum engineered estimated reserves as of December 31, 2012. We expect to use Ryder Scott on a going-forward basis. Our audit procedure required Ryder Scott to prepare its own estimate of proved reserves for fields comprising at least 80% of the aggregate net present value of our year-end proved reserves, discounted at 10% per annum. Reserve estimates are inherently imprecise and remain subject to revisions based on production history, results of additional exploration and development drilling, results of secondary and tertiary recovery applications, prevailing oil and natural gas prices, and other factors. You should read the notes following the table below and our financial statements and related notes included elsewhere or incorporated by reference in the preliminary prospectus supplement in conjunction with the following reserve estimates. As used in the table below, “Bbls” means barrels and “Mcf” means 1,000 cubic feet.

	As of December 31, 2013 Pro Forma(1)	As of December 31, 2013 Actual	As of December 31, 2012 Actual
Net Proved Reserves:
Proved Developed Oil Reserves (Bbls)	4,873,314	4,206,422	2,387,283
Proved Undeveloped Oil Reserves (Bbls)	9,275,839	7,902,086	3,010,259
Total Proved Oil Reserves (Bbls)	14,149,153	12,108,508	5,397,542

Proved Developed Natural Gas Reserves (cubic feet)	3,493,743	3,046,787	1,074,362
Proved Undeveloped Natural Gas Reserves (cubic feet)	6,577,876	5,605,205	1,064,707
Total Proved Natural Gas Reserves (cubic feet)	10,071,619	8,651,992	2,139,069

Total Proved Oil Equivalents (Boe)(2)	15,827,756	13,550,507	5,754,054
PV-10 (thousands)(3)(4)	$363,563	$308,091	$118,531
Standardized Measure of Discounted Future Net Cash Flows (thousands)	$261,147	$222,054	$76,908

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(1)	Includes Ryder Scott engineered year-end 2013 proved reserves and a Ryder Scott roll-forward estimate of the proved reserves to March 31, 2014 incorporating the interests to be acquired upon the exercise of our Purchase Option.
(2)	Barrels of oil equivalent (Boe) are computed based on a conversion ratio of one Boe for each barrel of crude oil and one Boe for every 6,000 cubic feet (i.e., 6 Mcf) of natural gas.
(3)	The present value of estimated future net revenues as of December 31, 2012 was calculated using average consistent realized prices of $81.78 per barrel of oil and $3.38 per Mcf for natural gas. The present value of estimated future net revenues as of December 31, 2013 was calculated using the 12-month arithmetic average first-of-month price January 2013 through December 2013 for the respective years. The average realized prices used as of December 31, 2013 actual and pro forma were $90.63 per barrel of oil and $5.15 per Mcf of natural gas.
(4)	The Present Value of Estimated Future Net Revenues, Discounted at 10% (“PV-10”) is a non-GAAP financial measure. For a definition of PV-10, see “Non-GAAP Financial Measures; Reconciliations” below. See also “Supplemental Oil and Gas Reserve Information (Unaudited)” following our audited financial statements for the year ended December 31, 2012 included in our Annual Report on Form 10-K for the year ended December 31, 2012. PV-10 is considered a non-GAAP financial measure under SEC regulations because it does not include the effects of future income taxes, as is required in computing the standardized measure of discounted future net cash flows.

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Non-GAAP Measures; Reconciliations

The preliminary prospectus supplement and this free writing prospectus contain certain financial measures that are non-GAAP measures. We have provided reconciliations within the preliminary prospectus supplement and this free writing prospectus of the non-GAAP financial measures to the most directly comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, but not as a substitute for, measures for financial performance prepared in accordance with GAAP that are presented in the preliminary prospectus supplement and this free writing prospectus.

PV-10 is the present value of the estimated future cash flows from estimated total proved reserves after deducting estimated production and ad valorem taxes, future capital costs, and operating expenses, but before deducting any estimates of future income taxes. The estimated future cash flows are discounted at an annual rate of 10% to determine their “present value.” We believe PV-10 to be an important measure for evaluating the relative significance of our oil and natural gas properties and that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and investors in evaluating oil and natural gas companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, we believe the use of a pre-tax measure is valuable for evaluating our company. We believe that PV-10 is a financial measure routinely used and calculated similarly by other companies in the oil and natural gas industry. However, PV-10 should not be considered as an alternative to the standardized measure as computed under GAAP.

The standardized measure of discounted future net cash flows relating to our total proved oil and natural gas reserves is as follows (in thousands):

	As of December 31,
	2013 Pro Forma(1)	2013 Actual	2012 Actual
	(in thousands)
	(Unaudited)
Future cash inflows	$1,334,386	$1,141,907	$448,623
Future production taxes	(147,317)	(125,904)	(49,927)
Future direct operating costs	(209,146)	(181,188)	(49,484)
Future development costs	(209,020)	(177,750)	(50,693)
Future net cash flows	768,903	657,065	298,519
10% annual discount for estimated timing of cash flows	(405,341)	(348,974)	(179,988)
PV-10	$363,562	$308,091	$118,531

Reconciliation of Non-GAAP Measure:
PV-10	$363,562	$308,091	$118,531
Future income taxes, discounted at 10% annually(2)	(102,415)	(86,037)	(41,623)
Standardized measure of discounted future net cash flows	$261,147	$222,054	$76,908

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(1)	Includes Ryder Scott engineered year-end 2013 proved reserves and a Ryder Scott roll-forward estimate of the proved reserves to March 31, 2014 incorporating the interests to be acquired upon the exercise of our Purchase Option.
(2)	The present value of estimated future net revenues after income taxes, discounted at 10%, is referred to as the “Standardized Measure of Discounted Future Net Cash Flows.”

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DILUTION

Upon completion of the offering, the net tangible book value per share of common stock (on a pro forma as adjusted basis, calculated using the same methodology as the “pro forma as adjusted” column in the table under “Capitalization”, below) will be approximately $4.15, or approximately 37% less than the offering price of $6.60 per share of common stock, as illustrated in the following table:

Offering price per share	$6.60

Net tangible book value per share as of September 30, 2013 (1,2)	$2.90

Increase in net tangible book value per share attributable to this offering	$1.25

As adjusted net tangible book value per share after this offering (1,2)	$4.15

Dilution per share to investors in this offering (3)	$2.45

________________________________

(1)	After giving effect to (i) our $40 million drawdown from our Morgan Stanley credit facility used to fund a portion of our first Spyglass Area acquisition from our JV partner in October 2013 (see “Recent Developments – Morgan Stanley Credit Facility” in the preliminary prospectus supplement), (ii) the $25.0 million in net proceeds from the two sales of an aggregate of approximately 3.9 million shares of our common stock in October 2013 (see “Recent Developments – Close of $26.8 Million Public Offering” in the preliminary prospectus supplement), (iii) the exercise of our Purchase Option for approximately $47 million (see “Recent Developments – PSO Agreement” in the preliminary prospectus supplement), and (iv) the Reverse Stock Split.

(2)	“Net Tangible Book Value” is the amount that results from subtracting our total liabilities, deferred costs, and intangible assets from our total assets.

(3)	“Dilution” is the difference between the offering price and the net tangible book value of the shares of common stock immediately after the offering.

If the underwriters’ over-allotment option is exercised in full, the net tangible book value per share after giving effect to the offering would be $4.26 and the dilution in net tangible book value per share to new investors would be $2.34.

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CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013:

•	on an actual basis;

•	on a pro forma basis after giving effect to (i) our $40 million drawdown from our Morgan Stanley credit facility used to fund a portion of our first Spyglass Area acquisition from our JV partner in October 2013 (see “Recent Developments – Morgan Stanley Credit Facility” in the preliminary prospectus supplement) and (ii) the $25.0 million in net proceeds from the two sales of an aggregate of approximately 3.9 million shares (see “Recent Developments – Close of $26.8 Million Public Offering” in the preliminary prospectus supplement); and

•	on a pro forma as adjusted basis, giving further effect to (i) the sale of 11,000,000 shares of common stock in this offering at a public offering price of $6.60 per share, after deducting underwriting discounts and commissions and estimated offering expenses, (ii) the application of a portion of the net proceeds of this offering to fund the exercise of our Purchase Option for approximately $47 million as described in “Use of Proceeds” in the preliminary prospectus supplement, and (iii) the Reverse Stock Split.

You should read the following table in conjunction with the “Use of Proceeds” and “Capitalization” sections in the preliminary prospectus supplement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q and our unaudited financial statements and related notes for the period ended September 30, 2013, included in such Quarterly Report on Form 10-Q.

	September 30, 2013
	Actual	Pro-Forma(1)	Pro Forma As Adjusted(1,2)
		(in thousands)

Cash	$19,038	$37,562	$58,306

Working Capital (excluding current portion of Debt)	$300	$21,071	$41,815

Total Debt	$68,000	$108,000	$108,000

Total Stockholders’ Equity	$34,185	$59,179	$126,923

Total Capitalization	$102,185	$167,179	$234,923

(1)	After giving effect to (i) our $40 million drawdown from our Morgan Stanley credit facility used to fund a portion of our first Spyglass Area acquisition from our JV partner in October 2013 (see “Recent Developments – Morgan Stanley Credit Facility” in the preliminary prospectus supplement) and (ii) the $25.0 million in net proceeds from the two sales of an aggregate of approximately 3.9 million shares (see “Recent Developments – Close of $26.8 Million Public Offering” in the preliminary prospectus supplement).

(2)	Gives effect to (i) the sale of 11,000,000 shares of common stock in this offering at a public offering price of $6.60 per share, after deducting underwriting discounts and commissions and estimated offering expenses, (ii) the application of a portion of the net proceeds of this offering to fund the exercise of our Purchase Option for approximately $47 million as described in “Use of Proceeds” in the preliminary prospectus supplement, and (iii) the Reverse Stock Split.
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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS, THE PROSPECTUS SUPPLEMENT, AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING (303) 798-5235.

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